Exhibit 99.2

2024 You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares. International General Insurance Holdings Ltd. c/o Continental Proxy Services 1 State Street, New York NY 10004 International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 22, 2024 Shareholders are cordially invited to attend the virtual Annual General Meeting. Dear Shareholder, The 2024 Annual General Meeting of Shareholders (the “Annual General Meeting”) of International General Insurance Holdings Ltd., an exempted company limited by shares under the Companies Act 1981 of Bermuda as amended (the “Company”) will be held virtually on Thursday, August 22, 2024 at 9:00 am Eastern Daylight Time. Access information to the Annual General Meeting and related proxy materials is provided below. Proposals to be considered at the Annual Meeting: (1) To elect two Class I directors to the Company’s Board of Directors for a term of three years each; (2) To approve the re-appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 and the authorization for the Board of Directors, acting through the Audit Committee, to fix the remuneration of the independent auditor for the fiscal year ending December 31, 2024; (3) To receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the notes thereto and the independent auditor’s report thereon; and (4) To address such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof. The Board of Directors recommends a vote “FOR” each of the nominees under Proposal 1 and “FOR” Proposal 2. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card. Vote at the Meeting: If you plan to attend the virtual annual general meeting, you will need your 12-digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: https://www.cstproxy.com/igi/2024. Mobile Voting: On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares. Vote on the Internet: Go to https://www.cstproxy.com/igi/2024. Have your notice available when you access the above website. Follow the prompts to vote your shares. CONTROL NUMBER The Proxy Materials are available for review at: https://www.cstproxy.com/igi/2024

2024 International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan Important Notice Regarding the Availability of Proxy Materials For the 2024 Annual General Meeting of Shareholders to be Held On August 22, 2024 The following Proxy Materials are available to you to review under “Meeting Documents” at: https://www.cstproxy.com/igi/2024 - the Company’s Annual Report for the year ended December 31, 2023; - the Company’s 2024 Information Circular; - the Proxy Card; and - any amendments to the foregoing materials that are required to be furnished to shareholders. This is not a ballot. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you would like to receive a paper or e-mail copy of the Proxy Materials, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a copy as instructed below on or before July 22, 2024 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company. ACCESSING YOUR PROXY MATERIALS ONLINE Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your control number. REQUESTING A PAPER COPY OF THE PROXY MATERIALS By telephone please call 1-888-266-6791, or By logging on to https://www.cstproxy.com/igi/2024 or By email at: proxy@continentalstock.com Please include the company name and your control number in the subject line.